UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission file number: 0 01-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On August 26, 2021, Ms. Michelle Ye Li resigned from her position as a director of the Board of Directors (the “Board”), a member and the chairperson of the Audit Committee and the Compensation Committee and a member of the Nominating and Corporate Governance Committee of Dunxin Financial Holdings Limited (the “Company”), effective immediately. Ms. Li’s decision to resign was due to personal reasons and did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

To fill the vacancy created by Ms. Li’s resignation until the Company’s next general meeting called for the election of directors, the Board appointed Mr. Qi Chen to serve as a director on the Board, a member and the chairperson of the Audit Committee and the Compensation Committee and a member of the Nominating and Corporate Governance Committee, effective immediately.

Mr. Qi Chen, age 28, has served as a senior manager of Baker Tilly China Certified Public Accountants since March 2019, primarily responsible for organizing and leading the project implementation and project process management, and providing consultation services about internal control and risk management systems. Since Mr. Chen’s joining Baker Tilly China Certified Public Accountants in December 2016, he consecutively served as a consultant of Enterprise Management Consulting Division from December 2016 to September 2017 and a senior consultant from September 2017 to March 2019, primarily responsible for evaluating the internal control systems of and providing risk and financial management consulting services for more than 30 enterprises. Mr. Qi Chen received his bachelor’s degree in Business and Financial Management from University of Hull, and master’s degree in International Business from University of Birmingham. He is a Certified Management Accountant (U.S.).

The Board has determined that Mr. Chen is an independent director under the applicable rules and regulations of the SEC and rules of NYSE American. He has no family relationships with any of the executive officers or directors of the Company. There are no arrangements or understandings, pursuant to which Mr. Chen was selected as a director. There are no transactions between the Company and Mr. Chen that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

Effective August 26, 2021, the Company entered into a Director Offer Letter with Mr. Chen pursuant to which Mr. Chen shall receive an annual compensation of RMB120,000 (approximately US$18,524.5). The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Director Offer Letter, dated August 26, 2021, by and between the Company and Qi Chen

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: August 26, 2021	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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